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February 24, 2020

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos
Senior Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	First United Corporation (“First United”, “FUNC” or the “Company”) DFAN14A filed by Driver Management Company LLC (“Driver”), et al. Filed February 13, 2020 File No. 000-14237

Dear Mr. Panos:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated February 18, 2020 (the “Staff Letter”), regarding the above-referenced matter. We have reviewed the Staff Letter with Driver and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meaning ascribed to them in the above referenced soliciting materials filed with the SEC in connection with the Company’s 2020 annual meeting of shareholders.

1.	Please refer to the following assertion: “Three shareholders owning a combined 7% of the bank said they are backing Driver’s three-person slate at the 2020 annual general meeting.” Please provide us with the factual foundation in support of the cited assertion, including the claim that the three shareholders own a combined 7% of the bank. See Rule 14a-9.

Driver acknowledges the Staff’s comment and notes that the cited assertion that “three shareholders owning a combined 7% of the bank said they are backing Driver’s three-person slate at the 2020 annual general meeting” was not made by Driver but by the two authors who wrote the article “Driver Management Backed by 3 More Shareholders After First United’s Stand-Alone Decision” published by reorg.com on February 13, 2020 (the “Article”). Driver does not know which shareholders are being referred to in the cited assertion and therefore cannot provide the factual foundation in support of it. Driver filed the Article with the SEC as soliciting material under Rule 14a-12 because it contained a quote from J. Abbott R. Cooper, Driver’s founder and managing partner, relating to Driver’s proxy solicitation at First United.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

February 24, 2020

2.	Please refer to the following representation: “M&A has been at the forefront of the community banking sector, and consolidation at First United is `inevitable,’ one shareholder said.” Please provide us with the factual foundation in support of the quoted representation. See Rule 14a-9.

Driver acknowledges the Staff’s comment and notes that the quoted representation was attributed to a shareholder of First United, as cited by the two authors who published the Article. Driver is not aware of the identity of the shareholder cited in the quoted representation and is unable to provide the factual foundation in support of the shareholder’s statement. Driver filed the Article with the SEC as soliciting material under Rule 14a-12 because it contained a quote from J. Abbott R. Cooper, Driver’s founder and managing partner, relating to Driver’s proxy solicitation at First United.

3.	Please refer to the following representations: “The first shareholder said the fair value of First United could be $29 per share. Driver believes the sale value could be as much as $32 per share…” The inclusion of asset valuations in proxy materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis. Discussion of asset valuations should therefore be accompanied by disclosure which facilitates security holders’ understanding of the basis for and limitations on the projected realizable values. Advise us, with a view toward amended disclosure, how the participants determined this $32 figure. In addition, advise us what consideration, if any, the participants gave to adhering to the disclosure standards enunciated in Exchange Act Release No. 16833 (May 23, 1980).

Driver acknowledges the Staff’s comment and believes that the potential sale value of $32 per share referenced in the Article was made in good faith and on a reasonable basis. Driver is providing the following information to the Staff on a supplemental basis in support of this valuation: the $32 per share projected realizable value is based on Driver’s calculation of First United’s expected earnings contribution to a potential acquirer, as measured by standalone earnings plus cost savings.

The key inputs and underlying assumptions of Driver’s contributed earnings valuation include a 2019 standalone pre-provision net revenue of $16.7 million, 2019 operating expenses of $45.4 million, 33% cost savings, 9.5x price / contributed income multiple, 21% tax rate and 7,110,022 million shares outstanding. In addition, Driver analyzed the multiples used in recent comparable transactions based on the following screening criteria: (i) targets based in Maryland, West Virginia, Pennsylvania, Virginia, Ohio and Kentucky, (ii) deal value greater than $20 million, (iii) a transaction announcement date later than January 1, 2019 and (iv) transactions with cost savings that were publicly disclosed.

Driver further acknowledges the Staff’s comment regarding adherence to the disclosure standards enunciated in Exchange Act Release No. 16833 (May 23, 1980) and notes that Driver invests exclusively in the U.S. banking sector and has decades of experience advising bank management teams and boards of directors on strategies to enhance shareholder value through capital structure optimization, balance sheet restructuring, mergers and acquisitions and other strategic initiatives. Driver will include the foregoing analysis in any future soliciting materials which provide a projected valuation for the Company.

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February 24, 2020

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Andrew Freedman

Andrew Freedman

cc:	J. Abbott R. Cooper, Driver Management Company LLC